Neovasc to Participate in Bloom Burton & Co. Healthcare Investment Conference

VANCOUVER and MINNEAPOLIS via NewMediaWire -- Neovasc, Inc. (Neovasc or the Company) ( NASDAQ , TSX : NVCN) today announced that its management team will be participating in the 2022 Bloom Burton & Co. Healthcare Investment Conference to be held May 2-3, 2022. Fred Colen, Neovasc's Chief Executive Officer, will be presenting at 4:00 pm ET on Monday, May 2.

The presentation can be accessed here. Additionally, a recording of the presentation will be available on the conference website, and will be archived for 90 days.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words expect, anticipate, estimate, may, will, should, intend, believe, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the Company's participation at the Bloom Burton & Co. Healthcare Investment Conference and the timing thereof and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the Risk Factors section of the Company's Annual Report on Form 20-F and in the Managements Discussion and Analysis for the year ended December 31, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov ). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investors
Mike Cavanaugh
Westwicke/ICR
Phone: +1.617.877.9641
Mike.Cavanaugh@westwicke.com

Media

Sean Leous
Westwicke/ICR
Phone: +1.646.866.4012
Sean.Leous@westwicke.com